UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: August 7, 2024	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries

Unaudited condensed consolidated interim financial statements as of June 30, 2024, and for the three and six months ended June 30, 2024 and 2023

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries

Contents

Unaudited condensed consolidated interim statement of financial position
Unaudited condensed consolidated interim statement of profit or loss
Unaudited condensed consolidated interim statement of comprehensive income
Unaudited condensed consolidated interim statement of changes in equity
Unaudited condensed consolidated interim statement of cash flows
Notes to the unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statements of financial position
June 30, 2024
(In thousands of US dollars)

		June 30,	December 31,
		2024	2023
	Notes	(Unaudited)	(Audit)
Assets
Cash and due from banks	3,4,5	1,903,541	2,047,452

Investment securities, net	3,4,6	1,146,484	1,022,131

Loans, net	3,4,7	7,443,597	7,220,520

Customers' liabilities under acceptances	3,4	284,997	261,428
Derivative financial instruments - assets	3,4,10	92,652	157,267
Equipment and leasehold improvements, net		15,821	16,794
Intangible assets, net		2,605	2,605
Other assets	11	16,917	15,595
Total assets		10,906,614	10,743,792

Liabilities and Equity
Liabilities:
Demand deposits		644,179	510,195
Time deposits		4,615,046	3,897,954
	3,4,12	5,259,225	4,408,149
Interest payable		61,917	42,876
Total deposits		5,321,142	4,451,025

Securities sold under repurchase agreements	3,4,13	302,765	310,197
Borrowings and debt, net	3,4,14	3,540,487	4,351,988
Interest payable		37,310	49,217

Lease liabilities	3,15	16,148	16,707
Acceptances outstanding	3,4	284,997	261,428
Derivative financial instruments - liabilities	3,4,10	94,578	40,613
Allowance for losses on loan commitments and financial guarantee contract	3,4	11,488	5,059
Other liabilities	16	34,104	53,734
Total liabilities		9,643,019	9,539,968

Equity:
Common stock		279,980	279,980
Treasury stock		(105,672)	(110,174)
Additional paid-in capital in excess of value assigned to common stock		120,735	122,046
Capital reserves	22	95,210	95,210
Regulatory reserves	22	136,019	136,019
Retained earnings		737,958	673,281
Other comprehensive income		(635)	7,462
Total equity		1,263,595	1,203,824
Total liabilities and equity		10,906,614	10,743,792
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of profit or loss
For the three and six months ended June 30, 2024 and 2023
(In thousands of US dollars, except earnings per share data)

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
Interest income:
Deposits		25,642	19,002	50,668	33,401
Investment securities		12,630	6,577	23,258	12,962
Loans		157,101	133,923	315,019	256,518
Total interest income	19	195,373	159,502	388,945	302,881
Interest expense:
Deposits		(76,808)	(50,542)	(146,542)	(90,600)
Securities sold under repurchase agreements	13	(3,592)	(2,698)	(6,156)	(4,565)
Borrowings and debt	14	(52,069)	(51,660)	(110,309)	(100,350)
Lease liabilities	15	(145)	(144)	(294)	(288)
Total interest expense	19	(132,614)	(105,044)	(263,301)	(195,803)

Net interest income		62,759	54,458	125,644	107,078

Other income (expense):
Fees and commissions, net	18	12,533	6,507	22,005	11,319
Loss on financial instruments, net	9	(351)	(3,637)	(191)	(1,933)
Other income, net		99	52	170	91
Total other income, net	19	12,281	2,922	21,984	9,477

Total revenues		75,040	57,380	147,628	116,555

Provision for credit losses	3,19	(6,684)	(4,691)	(9,713)	(11,022)

Operating expenses:
Salaries and other employee expenses		(11,761)	(9,862)	(23,431)	(19,598)
Depreciation of equipment and leasehold improvements		(591)	(552)	(1,185)	(1,099)
Amortization of intangible assets		(250)	(190)	(474)	(377)
Other expenses		(5,632)	(5,019)	(11,435)	(10,439)
Total operating expenses	19	(18,234)	(15,623)	(36,525)	(31,513)
Profit for the period		50,122	37,066	101,390	74,020

Per share data:
Basic earnings per share (in US dollars)	17	1.36	1.02	2.76	2.03
Weighted average basic shares (in thousands of shares)	17	36,775	36,492	36,692	36,426
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of comprehensive income
For the three and six months ended June 30, 2024
(In thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Profit for the period	50,122	37,066	101,390	74,020

Other comprehensive income:
Items that are or may be reclassified subsequently to the consolidated statement of profit or loss:
Change in fair value on financial instruments, net of hedging	(7,918)	3,498	(8,446)	108
Reclassification of gains (losses) on financial instruments to profit or loss	114	(773)	349	(577)

Other comprehensive income (loss)	(7,804)	2,725	(8,097)	(469)

Total comprehensive income for the period	42,318	39,791	93,293	73,551
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of changes in equity
For the six months ended June 30, 2024 and 2023
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income		Total equity
Balances at January 1, 2023	279,980	(114,097)	120,498	95,210	136,019	543,612	8,125		1,069,347
Profit for the period	—	—	—	—	—	74,020	—		74,020
Other comprehensive income	—	—	—	—	—	—	(469)		(469)
Issuance of restricted stock	—	1,148	(1,148)	—	—	—	—		—
Compensation cost - stock options and stock units plans	—	—	2,844	—	—	—	—		2,844
Exercised options and stock units vested	—	2,234	(2,234)	—	—	—	—		—
Regulatory credit reserve	—	—	—	—	343	(343)	—		—
Dividends declared	—	—	—	—	—	(18,220)	—		(18,220)
Balances at June 30, 2023	279,980	(110,715)	119,960	95,210	136,362	599,069	7,656		1,127,522

Balances at January 1, 2024	279,980	(110,174)	122,046	95,210	136,019	673,281	7,462	—	1,203,824
Profit for the period	—	—	—	—	—	101,390	—		101,390
Other comprehensive income	—	—	—	—	—	—	(8,097)		(8,097)
Issuance of restricted stock	—	1,038	(1,038)	—	—	—	—		—
Compensation cost - stock options and stock units plans	—	—	3,191	—	—	—	—		3,191
Exercised options and stock units vested	—	3,464	(3,464)	—	—	—	—		—
Dividends declared	—	—	—	—	—	(36,713)	—		(36,713)
Balances at June 30, 2024	279,980	(105,672)	120,735	95,210	136,019	737,958	(635)		1,263,595
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of cash flows
For the six months ended June 30, 2024
(In thousands of US dollars)

	Notes	2024	2023
Cash flows from operating activities
Profit for the period		101,390	74,020
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Depreciation of equipment and leasehold improvements		1,185	1,099
Amortization of intangible assets		474	377
Provision for credit losses	3	9,712	11,022
Loss on sale of financial instruments at amortized cost		—	3,167
Compensation cost - share-based payment		3,191	2,844
Net changes in hedging position and foreign currency		(5,266)	27,428
Interest income	19	(388,945)	(302,881)
Interest expense	19	263,301	195,803
Changes in operating assets and liabilities:
Pledged deposits		(42,022)	(11,882)
Loans		(251,216)	(14,674)
Other assets		(1,044)	(6,679)
Due to depositors		851,075	883,739
Other liabilities		(19,646)	2,829
Cash flows provided by operating activities		522,189	866,212
Interest received		385,042	298,213
Interest paid		(255,367)	(178,184)
Net cash provided by operating activities		651,864	986,241

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements		(207)	(427)
Acquisition of intangible assets		(475)	(528)
Proceeds from the sale of securities at amortized cost		—	45,988
Proceeds from the redemption of securities at amortized cost		136,713	204,218
Proceeds from the redemption of securities at FVOCI		—	78,600
Purchases of securities at FVOCI		(86,449)	—
Purchases of securities at amortized cost		(174,194)	(324,838)
Net cash (used in) provided by investing activities		(124,612)	3,013

Cash flows from financing activities:
(Decrease) increase in securities sold under repurchase agreements		(7,432)	107,074
Net decrease in short-term borrowings and debt	14	(871,960)	(424,273)
Proceeds from long-term borrowings and debt	14	209,189	71,645
Payments of long-term borrowings and debt	14	(6,061)	(158,416)
Payments of lease liabilities	15	(569)	(518)
Dividends paid		(36,353)	(18,210)
Net cash used in financing activities		(713,186)	(422,698)

(Decrease) increase net in cash and cash equivalents		(185,934)	566,556
Cash and cash equivalents at beginning of the period		1,987,068	1,190,936
Cash and cash equivalents at end of the period	5	1,801,134	1,757,492
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information
Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was the result of a proposal brought before the Assembly of Governors of Central Banks in the Region in May of 1975, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.
The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).
In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.
Bladex Head Office’s subsidiaries are the following:
-    Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.
-    Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.
-    Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.
Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).
The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 16, 2024.

2.Basis of preparation of the consolidated financial statements
These condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB").

As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2023, contained in the Bank’s annual audited consolidated financial statements. The condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review

This note presents information about the Bank’s exposure to financial risks:

A. Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding gross balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.
Loans at amortized cost, outstanding balance

	June 30, 2024
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.41	2,722,024	—	—	2,722,024
Grades 5 - 6	0.42-3.81	3,798,600	453,721	—	4,252,321
Grades 7 - 8	3.82-34.52	329,648	85,851	—	415,499
Grades 9 - 10	34.53-100.0	—	—	10,107	10,107
		6,850,272	539,572	10,107	7,399,951
Loss allowance		(37,450)	(18,750)	(6,969)	(63,169)
Total		6,812,822	520,822	3,138	7,336,782

	December 31, 2023
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,893,562	—	—	2,893,562
Grades 5 - 6	0.75 - 3.80	3,680,969	237,878	—	3,918,847
Grades 7 - 8	3.81 - 34.51	303,445	69,606	—	373,051
Grades 9 - 10	34.52 - 100	—	—	10,107	10,107
		6,877,976	307,484	10,107	7,195,567
Loss allowance		(34,778)	(17,734)	(6,898)	(59,410)
Total		6,843,198	289,750	3,209	7,136,157
Loans at fair value OCI, outstanding balance

	June 30, 2024
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 5 - 6	0.42-3.81	19,789	—	—	19,789
		19,789	—	—	19,789
Loss allowance		(126)	—	—	(126)
Total		19,663	—	—	19,663

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	June 30, 2024
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.05-0.41	474,612	—	—	474,612
Grades 5 - 6	0.42-3.81	647,307	1,674	—	648,981
Grades 7 - 8	3.82-34.52	369,581	3,550	—	373,131
		1,491,500	5,224	—	1,496,724

Customers' liabilities under acceptances
Grades 1 - 4	0.05-0.41	162,471	—	—	162,471
Grades 5 - 6	0.42-3.81	150	—	—	150
Grades 7 - 8	3.82-34.52	122,376	—	—	122,376
		284,997	—	—	284,997
		1,776,497	5,224	—	1,781,721
Loss allowance		(11,397)	(91)	—	(11,488)
Total		1,765,100	5,133	—	1,770,233

	December 31, 2023
	12-month PD Ranges	Stage 1	Stage 2		Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	457,901	—		—	457,901
Grades 5 - 6	0.75 - 3.80	416,786	24,996		—	441,782
Grades 7 - 8	3.81 - 34.51	160,473	3,550		—	164,023
		1,035,160	28,546		—	1,063,706

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	163,438	—		—	163,438
Grades 5 - 6	0.75 - 3.80	2,009	—		—	2,009
Grades 7 - 8	3.81 - 34.51	95,981	—		—	95,981
		261,428	—		—	261,428
		1,296,588	28,546		—	1,325,134
Loss allowance		(3,905)	(1,154)	—	—	(5,059)
Total		1,292,683	27,392		—	1,320,075

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)
Securities at amortized cost

	June 30, 2024
	12-month DP Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.41	939,773	—	—	939,773
Grades 5 - 6	0.42-3.81	78,545	18,319	—	96,864
		1,018,318	18,319	—	1,036,637
Loss allowance		(1,224)	(116)	—	(1,340)
Total		1,017,094	18,203	—	1,035,297

	December 31, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	913,524	—	—	913,524
Grades 5 - 6	0.75 - 3.80	57,674	28,346	—	86,020
		971,198	28,346	—	999,544
Loss allowance		(1,230)	(402)	—	(1,632)
Total		969,968	27,944	—	997,912
Securities at FVOCI

	June 30, 2024
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.41	97,722	—	—	97,722
		97,722	—	—	97,722
Loss allowance		(23)	—	—	(23)
Total		97,699	—	—	97,699

	December 31, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	11,824	—	—	11,824
		11,824	—	—	11,824
Loss allowance		(1)	—	—	(1)
Total		11,823	—	—	11,823

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table presents information of the current and past due balances of loans:

	June 30, 2024	December 31, 2023
Current	7,409,633	7,185,460
Overdue (1)	10,107	10,107
Total	7,419,740	7,195,567
(1) Overdue loans are classified in stage 3.

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative are generally collateralized by cash.

	June 30, 2024
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,070,283	15,422	(4,323)
Cross-currency swaps	1,510,887	77,230	(90,255)
Total	2,581,170	92,652	(94,578)

	December 31, 2023
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	987,394	11,358	(790)
Cross-currency swaps	1,678,042	145,909	(39,823)
Total	2,665,436	157,267	(40,613)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

ii.Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.
Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410
Transfer to lifetime expected credit losses	(248)	248	—	—
Net effect of changes in allowance for expected credit losses	(455)	1,321	71	937
Financial instruments that have been derecognized during the period	(16,745)	(767)	—	(17,512)
New financial assets originated or purchased	20,120	214	—	20,334
Allowance for expected credit losses as of June 30, 2024	37,450	18,750	6,969	63,169

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	28,589	5,050	21,561	55,200
Transfer to lifetime expected credit losses	(752)	752	—	—
Net effect of changes in allowance for expected credit losses	(2,363)	11,195	6,481	15,313
Financial instruments that have been derecognized during the year	(17,950)	(879)	—	(18,829)
New financial assets originated or purchased	27,254	1,616	—	28,870
Write-offs	—	—	(21,144)	(21,144)
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Loans at fair value OCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	—	—	—	—
New financial assets originated or purchased	126	—	—	126
Allowance for expected credit losses as of June 30, 2024	126	—	—	126

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059
Transfer to lifetime expected credit losses	(4)	4	—	—
Net effect of changes in reserve for expected credit losses	(29)	(516)	—	(545)
Financial instruments that have been derecognized during the period	(2,333)	(551)	—	(2,884)
New instruments originated or purchased	9,858	—	—	9,858
Allowance for expected credit losses as of June 30, 2024	11,397	91	—	11,488

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	3,605	23	—	3,628
Transfer to lifetime expected credit losses	(24)	24	—	—
Transfer to 12-month expected credit losses	22	(22)	—	—
Net effect of changes in reserve for expected credit losses	(58)	21	—	(37)
Financial instruments that have been derecognized during the year	(2,824)	—	—	(2,824)
New instruments originated or purchased	3,184	1,108	—	4,292
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632
Net effect of changes in allowance for expected credit losses	(81)	(111)	(331)	(523)
Financial instruments that have been derecognized during the year	(200)	(175)	—	(375)
New financial assets originated or purchased	275	—	—	275
Recoveries	—	—	331	—
Allowance for expected credit losses as of June 30, 2024	1,224	116	—	1,340

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	2,170	1,779	4,002	7,951
Transfer to lifetime expected credit losses	(46)	46	—	—
Net effect of changes in allowance for expected credit losses	(58)	547	1,252	1,741
Financial instruments that have been derecognized during the year	(1,074)	(218)	—	(1,292)
New financial assets originated or purchased	238	—	—	238
Write-offs	—	(1,752)	(5,254)	(7,006)
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632

Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1	—	—	1
Net effect of changes in allowance for expected credit losses	1			1
New financial assets originated or purchased	21	—	—	21
Allowance for expected credit losses as of June 30, 2024	23	—	—	23

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	10	—	—	10
Financial instruments that have been derecognized during the year	(11)	—	—	(11)
New financial assets originated or purchased	2	—	—	2
Allowance for expected credit losses as of December 31, 2023	1	—	—	1

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table provides a reconciliation between:

–Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and

–The (reversal) provision for credit losses’ line item in the condensed consolidated interim statement of profit or loss.

June 30, 2024	Loans		Loan commitments and financial guarantee contracts	Securities		Total
	At amortized cost	FVOCI		At amortized cost	FVOCI
Net effect of changes in allowance for expected credit losses	937	—	(545)	1	(523)	(130)
Financial instruments that have been derecognized during the period	(17,512)	—	(2,884)	—	(375)	(20,771)
New financial assets originated or purchased	20,334	126	9,858	21	275	30,614
Total	3,759	126	6,429	22	(623)	9,713

June 30, 2023	Loans		Loan commitments and financial guarantee contracts	Securities		Total
	At amortized cost	FVOCI		At amortized cost	FVOCI
Net effect of changes in allowance for expected credit losses	4,359	—	14	3,273	—	7,646
Financial instruments that have been derecognized during the period	(12,865)	—	(2,639)	(2,653)	(10)	(18,167)
New financial assets originated or purchased	17,118	—	4,266	159	—	21,543
Total	8,612	—	1,641	779	(10)	11,022

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iii.Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

Loans at amortized cost	June 30, 2024	December 31, 2023
Credit-impaired loans at beginning of period	6,898	21,561
Change in allowance for expected credit losses	71	6,181
Write-offs	—	(21,144)
Interest income	—	300
Credit-impaired loans at end of period	6,969	6,898

Securities at amortized cost	June 30, 2024	December 31, 2023
Investments at amortized cost with credit impairment at beginning of period	—	4,002
Change in allowance for expected credit losses	(331)	1,249
Recoveries of amounts previously written off	331	—
Interest income	—	3
Write-offs	—	(5,254)
Credit-impaired loans and advances at end of period	—	—

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iv.Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and securities is as follows.

Concentration by sector and industry at amortized cost

	Loans at amortized cost		Loan commitments and financial guarantee contracts		Securities at amortized cost
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Carrying amount - principal	7,399,951	7,195,567	284,997	261,428	1,036,637	999,544
Amount committed/guaranteed	—	—	1,496,724	1,063,706	—	—

Concentration by sector
Corporations:
Private	3,341,961	3,192,357	799,445	727,379	603,459	582,877
State-owned	1,343,940	1,204,471	125,672	115,542	11,867	20,619
Financial institutions:
Private	2,205,356	2,248,150	184,749	97,381	304,769	311,870
State-owned	438,598	464,917	671,855	384,832	28,267	35,149
Sovereign	70,096	85,672	—	—	88,275	49,029
Total	7,399,951	7,195,567	1,781,721	1,325,134	1,036,637	999,544

Concentration by industry
Financial institutions	2,643,954	2,713,067	856,603	482,213	348,512	351,463
Manufacturing	1,848,072	1,702,514	422,640	464,433	370,765	346,140
Oil and petroleum derived products	1,401,449	1,330,526	126,389	106,518	82,824	95,144
Agricultural	371,022	239,498	31,943	22,546	—	—
Services	473,549	465,113	131,446	108,632	104,796	84,840
Mining	284,803	328,415	21,000	26,329	14,622	9,690
Sovereign	70,096	85,672	—	—	52,714	49,029
Other	307,006	330,762	191,700	114,463	62,404	63,238
Total	7,399,951	7,195,567	1,781,721	1,325,134	1,036,637	999,544

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Concentration by sector and industry at fair value OCI

	Loans at FVOCI		Securities FVOCI
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Carrying amount - principal	19,789	—	97,722	11,824

Concentration by sector
Corporations:
Private	9,930	—	—	—
Financial institutions:
Private	9,859	—	—	—
State-owned	—	—	97,722	11,824
Total	19,789	—	97,722	11,824

Concentration by industry
Financial institutions	9,859	—	97,722	11,824
Manufacturing	9,930	—	—	—
Total	19,789	—	97,722	11,824

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country financial instruments at amortized cost

	Loans at amortized cost		Loan commitments and financial guarantee contracts		Securities at amortized cost

	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Carrying amount - principal	7,399,951	7,195,567	284,997	261,428	—	999,544
Amount committed/guaranteed	—	—	1,496,724	1,063,706	—	—

Rating
1-4	2,722,024	2,893,562	637,083	621,339	939,773	913,524
5-6	4,252,321	3,918,847	649,131	443,791	96,864	86,020
7-8	415,499	373,051	495,508	260,004	—	—
9-10	10,107	10,107	—	—	—	—
Total	7,399,951	7,195,567	1,781,722	1,325,134	1,036,637	999,544

Concentration by country
Argentina	86,720	52,264	205,663	—	—	—
Australia	—	—	—	—	9,768	4,803
Belgium	17,631	14,223	—	—	14,851	—
Bolivia	—	—	3,550	4,270	—	—
Brazil	989,299	1,008,633	139,784	83,932	23,999	31,009
Canada	17,170	22,599	10,000	24,996	15,298	38,508
Chile	463,905	454,885	44,294	16,423	55,790	79,495
China	15,000	—	—	—	—	—
Colombia	978,821	938,897	72,661	67,545	14,982	23,837
Costa Rica	306,537	284,709	54,642	51,895	7,993	7,988
Denmark	—	—	—	—	—	—
Dominican Republic	651,000	637,199	236,973	157,986	4,642	4,705
Ecuador	189,254	190,628	285,844	259,597	—	—
El Salvador	55,163	82,500	—	—	—	—
France	77,021	27,454	111,250	96,249	9,942	—
Germany	—	—	15,000	15,000	20,121	14,750
Guatemala	761,588	704,012	93,068	100,227	—	—
Honduras	202,621	221,672	1,425	975	—	—
Hong Kong	—	15,000	—	—	—	—
Ireland	—	—	—	—	11,792	14,976
Israel	—	—	—	—	—	4,788
Italy	—	—	—	—	14,580	14,660
Jamaica	63,793	101,858	—	—	—	—
Japan	10,699	12,037	—	—	48,800	38,548
Korea	—	—	—	—	1,866	1,839
Luxembourg	29,971	89,833	—	—	—	—
Mexico	917,182	838,495	110,224	83,561	45,777	62,229
Netherlands	—	—	11,565	800	—	—
Norway	—	—	—	—	9,800	9,838
Panama	346,473	374,364	33,716	29,301	66,458	33,977
Paraguay	226,379	186,426	250	230	—	—
Peru	487,359	536,236	227,198	223,460	30,544	30,635
Singapore	228,170	145,807	34,019	7,057	—	—
Trinidad and Tobago	131,779	132,783	30,000	—	—	—
Sweden	—	—	—	—	12,321	—
United States of America	70,911	74,139	1,620	—	583,573	539,727
United Kingdom	65,104	37,314	8,192	—	33,741	43,232
Uruguay	10,401	11,600	50,785	101,630	—	—
Multilateral	—	—	—	—	—	—
Total	7,399,951	7,195,567	1,781,721	1,325,134	1,036,637	999,544

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country financial instruments at fair value OCI

	Loans at FVOCI		Securities at FVOCI
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Carrying amount - principal	19,789	—	97,722	11,824

Rating
1-4	19,789	—	97,722	—
Total	19,789	—	97,722	—

Concentration by country
Guatemala	19,789	—	—	—
Multilateral	—	—	97,722	11,824
Total	19,789	—	97,722	11,824

v.Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated interim financial statement or subject to an enforceable master netting arrangement:

a)Derivative financial instruments – assets

	June 30, 2024
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	92,652	—	92,652	—	(48,011)	44,641
Total	92,652	—	92,652	—	(48,011)	44,641

	December 31, 2023
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	157,267	—	157,267	—	(152,111)	5,156
Total	157,267	—	157,267	—	(152,111)	5,156

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

b)Securities sold under repurchase agreements and derivative financial instruments – liabilities

	June 30, 2024
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(302,765)	—	(302,765)	326,580	634	24,448

Derivative financial instruments used for hedging at FVTPL	(94,578)	—	(94,578)	73,423	—	(21,155)
Total	(397,343)	—	(397,343)	400,003	634	3,293

	December 31, 2023
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(310,197)	—	(310,197)	342,271	8,087	40,161

Derivative financial instruments used for hedging at FVTPL	(40,613)	—	(40,613)	—	34,297	(6,316)
Total	(350,810)	—	(350,810)	342,271	42,384	33,845

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and funding with a a remaining tenor of 30 days. For this purpose, ‘net liquid assets’ include cash and cash equivalents which consist of deposits from banks and customers, as well as corporate debt securities with investment grade. The following table details the Bank's liquidity ratios:

	June 30, 2024	December 31, 2023
At the end of the period	152.77%	205.80%
Period average	214.91%	177.20%
Maximum of the period	335.28%	357.00%
Minimun of the period	107.20%	111.50%
The following table includes the Bank’s liquid assets by country risk:

	June 30, 2024				December 31, 2023
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total		Cash and due from banks	Securities FVOCI	Total
United State of America	1,597	—	1,597	1,597	1,904	—	1,904
Other O.E.C.D countries	100	—	100		—	—	—
Latin America	4	—	4		7	—	7
Other countries	—	—	—		1	—	1
Multilateral	100	98	198		75	12	87
Total	1,801	98	1,899		1,987	12	1,999
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	June 30, 2024	December 31, 2023
(in millions of USD dollars)
Demand and "overnight" deposits	1,239	748
Demand and "overnight" deposits to total deposits	23.56%	17.00%

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	June 30, 2024	December 31, 2023
(in millions of USD dollars)
Total liquid assets	1,899	1,999
Total assets to total liabilities	36.10%	45.40%
Total liquid assets in the Federal Reserve of the United States of America	79.47%	94.30%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

	June 30, 2024	December 31, 2023
(in millions of USD dollars)
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	4,499	4,087
Average term (days)	198	197
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

	June 30, 2024	December 31, 2023
(in millions of USD dollars)
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	4,055	4,119
Average term (days)	1426	1381

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	June 30, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,884,818	15,641	5,286	—	—	1,905,745	1,903,541
Securities	50,603	39,322	175,767	964,672	50,757	1,281,121	1,146,446
Loans	2,462,760	1,498,667	1,675,700	2,339,025	202,246	8,178,398	7,443,597
Derivative financial instruments - assets	3,572	34,820	35,329	17,913	1,018	92,652	92,652
Total	4,401,753	1,588,450	1,892,082	3,321,610	254,021	11,457,916	10,586,236

Liabilities
Deposits	(4,286,894)	(550,487)	(466,984)	(66,669)	—	(5,371,034)	(5,321,142)
Securities sold under repurchase agreements	(269,175)	—	—	(33,590)	—	(302,765)	(302,765)
Borrowings and debt	(660,232)	(513,236)	(340,514)	(1,939,051)	(106,974)	(3,560,007)	(3,540,487)
Interest payable - Borrowings and debt	(29,641)	(37,397)	(49,306)	(220,381)	(9,089)	(345,814)	(37,310)
Lease liabilities	(300)	(284)	(587)	(4,738)	(10,239)	(16,148)	(16,148)
Derivative financial instruments - liabilities	(27,806)	(2,884)	(2,734)	(51,853)	(9,301)	(94,578)	(94,578)
Total	(5,274,048)	(1,104,288)	(860,125)	(2,316,282)	(135,603)	(9,690,346)	(9,312,430)

Subtotal net position	(872,295)	484,162	1,031,957	1,005,328	118,418	1,767,570	1,273,806

Off-balance sheet contingencies
Confirmed letters of credit	359,099	68,820	23,116	—	—	451,035
Stand-by letters of credit and guarantees	87,223	110,839	241,924	24,170	—	464,156
Credit commitments	295,980	49,045	339	211,347	24,822	581,533
Total	742,302	228,704	265,379	235,517	24,822	1,496,724
Total net position	(1,614,597)	255,458	766,578	769,811	93,596	270,846

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

	December 31, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	2,048,021	—	—	—	—	2,048,021	2,047,452
Securities	10,992	89,836	110,816	886,944	32,117	1,130,705	1,022,131
Loans	1,935,474	1,775,280	1,524,298	2,580,310	243,491	8,058,853	7,220,520
Derivative financial instruments - assets	2,510	5,783	54,983	90,516	3,473	157,265	157,267
Total	3,996,997	1,870,899	1,690,097	3,557,770	279,081	11,394,844	10,447,370

Liabilities
Deposits	(3,270,253)	(536,751)	(606,002)	(90,194)	—	(4,503,200)	(4,451,025)
Securities sold under repurchase agreements	(317,951)	—	—	—	—	(317,951)	(310,197)
Borrowings and debt	(775,691)	(675,928)	(896,342)	(1,963,189)	(54,126)	(4,365,276)	(4,351,988)
Interest payable - Borrowings and debt	(80,775)	(70,386)	(93,338)	(204,431)	(5,636)	(454,566)	(49,217)
Lease liabilities	(284)	(286)	(572)	(4,728)	(10,837)	(16,707)	(16,707)
Derivative financial instruments - liabilities	(17,188)	(1,994)	(7,849)	(11,661)	(2,034)	(40,726)	(40,613)
Total	(4,462,142)	(1,285,345)	(1,604,103)	(2,274,203)	(72,633)	(9,698,426)	(9,219,747)

Subtotal net position	(465,145)	585,554	85,994	1,283,567	206,448	1,696,418	1,227,623

Off-balance sheet contingencies
Confirmed letters of credit	264,603	64,100	345	16,560	—	345,608
Stand-by letters of credit and guarantees	196,775	79,659	199,192	15,000	—	490,626
Credit commitments	20,000	39,497	37,546	130,430	—	227,472
Total	481,378	183,256	237,082	161,990	—	1,063,706
Total net position	(946,523)	402,298	(151,088)	1,121,577	206,448	632,712

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.
Future undiscounted cash flow presented in the table above on some financial assets and financial liabilities vary materially from contractual cash flows. The principal difference is that the undiscounted future cash flows of floating rate assets and liabilities are calculated using projected market rates.

iii.Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	June 30, 2024		December 31, 2023
	Amount	Fair value	Amount	Fair value
Balances with Federal Reserve of the United States of America	1,509,001	1,509,001	1,884,204	1,884,204
Cash and balances with other bank (1)	292,134	292,134	102,864	102,864
Total Liquidity reserves	1,801,135	1,801,135	1,987,068	1,987,068
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

	June 30, 2024		December 31, 2023
	Guaranteed	Available as collateral	Guaranteed	Available as collateral
Cash and due from banks	102,406	1,801,135	60,384	1,987,068
Notional of investment securities	353,245	815,325	400,825	619,533
Loans at amortized cost	—	7,399,951	—	7,195,567
Total assets	455,651	10,016,411	461,209	9,802,168

The total financial assets recognized in the consolidated statement of financial position that had been pledged as collateral for liabilities as of June 30, 2024, and December 31, 2023, are shown in the table above.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk

The Bank manages market risk by considering the consolidated financial situation of the Bank.

i.Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date for the notional amount of the interest bearing financial assets and liabilities on interest-bearing financial assets and liabilities:

	June 30, 2024
	Up to 3 months		3 to 6 months		6 months to 1 year		1 to 5 years		More than 5 years		Without interest rate risk	Total
Assets
Cash and due from banks	1,864,029		15,000		5,000		—		—		19,512	1,903,541
Securities	50,387		38,881		171,238		841,175		32,678		—	1,134,359
Loans	4,302,062		1,835,009		1,012,879		254,885		14,905		—	7,419,740
Total	6,216,478	—	1,888,890	—	1,189,117	—	1,096,060	—	47,583	—	19,512	10,457,640

Liabilities
Demand deposits and time deposits	(4,419,433)		(368,695)		(417,373)		(53,725)		—		(61,916)	(5,321,142)
Securities sold under repurchase agreements	(302,765)		—		—		—		—		—	(302,765)
Borrowings and debt	(1,929,691)		(738,081)		(298,545)		(574,170)		—		—	(3,540,487)
Total	(6,651,889)	—	(1,106,776)	—	(715,918)	—	(627,895)	—	—	—	(61,916)	(9,164,394)

Net effect of derivative financial instruments held for interest risk management	(24,225)		31,936		32,623		(33,896)		(8,282)		—	(1,844)
Total interest rate sensitivity	(459,636)	—	814,050	—	505,822	—	434,269	—	39,301	—	(42,404)	1,291,402

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

	December 31, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	2,044,103	—	—	—	—	3,349	2,047,452
Securities	14,169	60,256	82,951	824,836	29,156	—	1,011,368
Loans	4,292,324	1,699,301	915,143	280,005	8,794	—	7,195,567
Total	6,350,596	1,759,557	998,094	1,104,841	37,950	3,349	10,254,387

Liabilities
Demand deposits and time deposits	(3,553,774)	(442,338)	(342,686)	(59,029)	—	(10,322)	(4,408,149)
Securities sold under repurchase agreements	(310,197)	—	—	—	—	—	(310,197)
Borrowings and debt	(2,653,379)	(381,795)	(483,731)	(818,947)	(14,136)	—	(4,351,988)
Total	(6,517,350)	(824,133)	(826,417)	(877,976)	(14,136)	(10,322)	(9,070,334)

Net effect of derivative financial instruments held for interest risk management	(3,485)	3,790	47,134	78,855	1,439	—	127,733
Total interest rate sensitivity	(170,239)	939,214	218,811	305,720	25,253	(6,973)	1,311,786

Interest rate sensitivity analysis affect reported equity in the following ways:
-    Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Additionally, the Bank measures the sensitivity of the equity value (EVE) following the methodology described by the Basel Committee on Banking Supervision, which measures the interest rate risk embedded in the equity value, which for interest rate risk purposes is defined as the difference between the net present value of assets less the net present value of liabilities due, based on the impact of a change in interest rates on such present values.

The following table presents the sensitivity analysis performed for the Bank:

	Change in interest rate	Effect on profit or loss	Effect on equity	Effect on equity value (EVE)
June 30, 2024	+50 bps	534	3,210	(13,625)
	-50 bps	(772)	(3,653)	13,853

December 31, 2023	+50 bps	1,669	3,881	(9,047)
	-50 bps	(1,786)	(2,861)	9,199

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)
ii.     Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships

	June 30, 2024
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	5.59	1.07	160.82	4,149.38	18.31
Assets
Cash and due from banks	71	301	2	41	719	16	1,150
Loans	—	29,455	—	—	278,425	—	307,880
Total Assets	71	29,756	2	41	279,144	16	309,030

Liabilities
Borrowings and debt	—	(29,455)	—	—	(279,377)	—	(308,832)
Total liabilities	—	(29,455)	—	—	(279,377)	—	(308,832)

Net currency position	71	301	2	41	(233)	16	198

	December 31, 2023
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	4.85	1.10	141.00	3,875.97	16.98
Assets
Cash and due from banks	10	387	45	35	1,314	14	1,805
Loans	—	30,360	—	—	304,529	—	334,889
Total Assets	10	30,747	45	35	305,843	14	336,694

Liabilities
Borrowings and debt	—	(30,360)	—	—	(305,631)	—	(335,991)
Total liabilities	—	(30,360)	—	—	(305,631)	—	(335,991)

Net currency position	10	387	45	35	212	14	703

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Costa Rican colones and Peruvian soles.
.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments

A.Recurring fair value measurements

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	June 30, 2024
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	98,459	—	98,459
Loans at FVOCI	—	19,905	—	19,905
Total securities and other financial assets	—	118,364	—	118,364

Derivative financial instruments - assets:
Interest rate swaps	—	15,422	—	15,422
Cross-currency swaps	—	77,230	—	77,230
Total derivative financial instrument assets	—	92,652	—	92,652
Total assets at fair value	—	211,017	—	211,017

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	4,323	—	4,323
Cross-currency swaps	—	90,255	—	90,255
Total derivative financial instruments - liabilities	—	94,578	—	94,578
Total liabilities at fair value	—	94,578	—	94,578

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

A.Recurring fair value measurements (continued)

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	11,865	—	11,865
Total securities and other financial assets	—	11,865	—	11,865

Derivative financial instruments - assets:
Interest rate swaps	—	11,358	—	11,358
Cross-currency swaps	—	145,909	—	145,909
Total derivative financial instrument assets	—	157,267	—	157,267
Total assets at fair value	—	169,132	—	169,132

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	790	—	790
Cross-currency swaps	—	39,823	—	39,823
Total derivative financial instruments - liabilities	—	40,613	—	40,613
Total liabilities at fair value	—	40,613	—	40,613

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

B.Non-recurring fair value measurements

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured at fair value:

	June 30, 2024
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,903,541	1,903,541	—	1,903,541	—
Securities at amortized cost (1)	1,048,025	1,039,646	—	1,039,646	—
Loans at amortized cost (2)	7,443,597	7,676,321	—	7,676,321	—
Customers' liabilities under acceptances	284,997	284,997	—	284,997	—

Liabilities
Deposits	5,321,142	5,321,142	—	5,321,142	—
Securities sold under repurchase agreements	302,765	302,765	—	302,765	—
Borrowings and debt, net	3,540,487	3,725,834	—	3,725,834	—
Acceptances outstanding	284,997	284,997	—	284,997	—

	December 31, 2023
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	2,047,452	2,047,452	—	2,047,452	—
Securities at amortized cost (1)	1,010,266	997,341	—	997,341	—
Loans at amortized cost, net (2)	7,220,520	7,267,429	—	7,267,429	—
Customers' liabilities under acceptances	261,428	261,428	—	261,428	—

Liabilities
Deposits	4,451,025	4,451,025	—	4,451,025	—
Securities sold under repurchase agreements	310,197	310,197	—	310,197	—
Borrowings and debt, net	4,351,988	4,357,271	—	4,357,271	—
Acceptances outstanding	261,428	261,428	—	261,428	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $12.7 million and the allowance for expected credit losses of $1.3 million as of June 30, 2024 (accrued interest receivable of $12.4 million and the allowance for expected credit losses of $1.6 million as of December 31, 2023).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $104.9 million, the allowance for expected credit losses of $63.2 million and unearned interest and deferred fees of $18.0 million as of June 30, 2024 (accrued interest receivable of $109.1 million, the allowance for expected credit losses of $59.4 million and unearned interest and deferred fees of $24.7 million as of December 31, 2023).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	June 30, 2024	December 31, 2023
Unrestricted deposits with the Federal Reserve of the United States of America	1,509,001	1,884,204
Cash and non-interest-bearing deposits in other banks	19,512	3,349
Cash and interest-bearing deposits in other banks(1)	375,028	159,899
Total cash and due from banks	1,903,541	2,047,452

Less:
Time deposits with original maturity over 90 days and other restricted deposits (1)	102,406	60,384
Total cash and due from banks in the condensed consolidated interim statement of cash flows	1,801,135	1,987,068

The following table presents the pledged and restricted deposits classified by country risk:

	June 30, 2024	December 31, 2023
Canada	—	5,342
Chile	20,000	—
Germany	12,863	5,775
Japan	28,180	14,820
Netherlands	2,820	—
Panama	3,350	—
Spain	234	—
Switzerland	—	13,747
United Kingdom	230	—
United States of America(1)	34,729	20,700
Total	102,406	60,384

(1)As a June 30, 2024 includes restricted deposit of $25.0 million (December 31, 2023: $18.0 million) with the New York State Department of Financial Services under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Investments securities

Securities are presented as follows:

June 30, 2024	Amortized cost	FVOCI	Total
Principal	1,036,637	97,722	1,134,359
Interest receivable	12,728	737	13,465
Allowance (1)	(1,340)	—	(1,340)
	1,048,025	98,459	1,146,484

December 31, 2023	Amortized cost	FVOCI	Total
Principal	999,544	11,824	1,011,368
Interest receivable	12,354	41	12,395
Allowance (1)	(1,632)	—	(1,632)
	1,010,266	11,865	1,022,131

(1)As of June 30, 2024 and December 31, 2023, the loss allowance for losses for securities at FVOCI for $23 thousand and $1 thousand, respectively are included in equity in the consolidated statement of financial position in the line Other comprehensive income.

Securities by contractual maturity are shown in the following table:

June 30, 2024	Amortized cost	FVOCI	Total
Due within 1 year	230,659	29,848	260,506
After 1 year but within 5 years	773,301	67,874	841,175
After 5 years but within 10 years	32,678	—	32,678
Balance - principal	1,036,637	97,722	1,134,359

December 31, 2023	Amortized cost	FVOCI	Total
Due within 1 year	157,376	—	157,376
After 1 year but within 5 years	813,012	11,824	824,836
After 5 years but within 10 years	29,156	—	29,156
Balance - principal	999,544	11,824	1,011,368

The following table includes the securities pledged to secure repurchase transactions (see note 13):

	June 30, 2024	December 31, 2023
Securities pledged to secure repurchase transactions	326,580	342,271

Securities sold under repurchase agreements	(302,765)	(310,197)
As of June 30, 2024, sales were made for $49.1 million of investments at amortized cost classified as Stage 2 with a significant increase in their credit risk. These sales resulted in write-off against reserves of $1.2 million and losses on sale of $3.2 million attributable to market risk. These sales were made based on compliance with the Bank's strategy to manage the credit risk of its investment portfolio.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

June 30, 2024	Amortized cost	FVOCI	Total
Loans, outstanding balance	7,399,951	19,789	7,419,740
Interest receivable	104,885	116	105,001
Allowance	(63,169)	—	(63,169)
Unearned interest and deferred fees	(17,975)	—	(17,975)
Loans, net	7,423,692	19,905	7,443,597

December 31, 2023	Amortized cost	FVOCI	Total
Loans, outstanding balance	7,195,567	—	7,195,567
Interest receivable	109,082	—	109,082
Allowance	(59,410)	—	(59,410)
Unearned interest and deferred fees	(24,719)	—	(24,719)
Loans, net	7,220,520	—	7,220,520

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	June 30, 2024	December 31, 2023
Fixed interest rate	4,305,195	3,828,485
Floating interest rates	3,114,545	3,367,082
Total	7,419,740	7,195,567
As of June 30, 2024, and December 31, 2023, 73% and 71% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 2.57% to 14.54% (December 31, 2023: 1.95% to 16.10% ).
The following table details information relating to loans granted to class A and B shareholders:

	June 30, 2024	December 31, 2023
Loans to class A and B shareholders	383,859	397,300
% Loans to class A and B shareholders over total loan portfolio	5%	6%
% Class A and B stockholders with loans over number of class A and B stockholders	9%	10%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	June 30, 2024	December 31, 2023
Documentary letters of credit	451,035	345,608
Stand-by letters of credit and guarantees - commercial risk	464,156	490,626
Commitments loans	439,717	227,472
Commitments letters of credit	141,816	—
Total	1,496,724	1,063,706

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	June 30, 2024	December 31, 2023
Up to 1 year	1,259,611	901,716
From 1 to 2 years	109,491	84,581
Over 2 to 5 years	112,800	77,409
More than 5 years	14,822	—
Total	1,496,724	1,063,706

9.Gain (loss) on financial instruments, net

The amounts that were recognized in profit or loss related to the results of financial instruments are detailed below:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(Loss) gain on derivative financial instruments and foreign currency exchange, net	(351)	(1,837)	(191)	1,234
Loss on sale of financial instruments at amortized cost	—	(1,800)	—	(3,167)
Total	(351)	(3,637)	(191)	(1,933)
As of June 30, 2023, sales were made for $49.1 million of investments at amortized cost classified as Stage 2 with a significant increase in their credit risk. These sales resulted in write-off against reserves of $1.2 million and losses on sale of $3.2 million attributable to market risk. These sales were made based on compliance with the Bank's strategy to manage the credit risk of its investment portfolio.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	June 30, 2024
	Notional amount(2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,070,283	15,422	(4,323)
Interest rate and foreign exchange risk
Fair value hedges	239,797	16,524	(6,332)
Cash flow hedges	1,271,090	60,706	(83,923)
	2,581,170	92,652	(94,578)

	December 31, 2023
	Notional amount(2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	987,394	11,358	(790)
Interest rate and foreign exchange risk
Fair value hedges	374,654	38,088	(14,290)
Cash flow hedges	1,303,388	107,821	(25,533)
	2,665,436	157,267	(40,613)
(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2)At June 30, 2024 the notional amounts of derivative financial instruments include $991.5 million ($639.64 million at December 31, 2023) of interest rate swaps and cross currency interest rate swaps, which were designated in aggregate exposure hedges hedging underlying assets totaling $462.9 million ($307.8 million at December 31, 2023).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2024
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	10,000	—	(918)	(112)	3
Deposits	242,000	10,092	(59)	(689)	—
Repurchase agreements	33,617	—	(40)	(32)	(5)
Borrowings and debt	784,666	5,331	(3,306)	(10,699)	427
Interest rate and foreign exchange risk
Loans	2,966	30	—	41	—
Borrowings and debt	236,831	16,493	(6,332)	(23,994)	(90)
Total	1,310,080	31,946	(10,655)	(35,485)	335

	December 31, 2023
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	10,000	—	(519)	(113)	7
Securities at amortized cost	10,000	101	—	(109)	144
Deposits
Borrowings and debt	660,394	7,693	(271)	5,152	176
Interest rate and foreign exchange risk
Borrowings and debt	374,654	38,088	(14,290)	36,710	2,908
Total	1,362,048	49,446	(15,080)	42,240	3,247

(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	11,062	—	Loans, net	(20)	115
Deposits	—	(253,591)	Demand Deposits	153	689
Repurchase agreements	—	(33,640)		27	27
Borrowings and debt	—	(289,414)	Borrowings and debt, net	6,556	11,126
Interest rate and foreign exchange risk
Loans	2,949	—	Loans, net	(40)	(40)
Borrowings and debt	—	(248,973)	Borrowings and debt, net	(7,219)	23,903
Total	14,011	(825,618)		(543)	35,820

	December 31, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	10,664	—	Loans, net	(136)	120
Securities at amortized cost	10,055	—	Securities, net	26	253
Borrowings and debt	—	(344,605)	Borrowings and debt, net	(1,626)	(4,976)
Interest rate and foreign exchange risk
Borrowings and debt	—	(402,377)	Borrowings and debt, net	(21,737)	(33,801)
Total	20,719	(983,924)		(24,061)	(38,992)

(1)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	June 30, 2024
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	323,455	87,614	411,069
Over 1 to 2 years	47,845	—	47,845
Over 2 to 5 years	596,328	142,059	738,387
More than 5 years	102,655	10,124	112,779
Total	1,070,283	239,797	1,310,080

	December 31, 2023
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	434,420	235,973	670,393
Over 1 to 2 years	50,263	—	50,263
Over 2 to 5 years	476,311	128,556	604,867
More than 5 years	26,400	10,125	36,525
Total	987,394	374,654	1,362,048

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	Three months ended June 30, 2024			Six months ended June 30, 2024
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	1	—	1	3	—	3
Securities at amortized cost	79	(82)	(3)	—	(82)	(82)
Deposits	1	(1)	—	—	(1)	(1)
Repurchase agreements	54	—	54	(5)	—	(5)
Borrowings and debt	427	4	431	427	4	431
Interest rate and foreign exchange risk
Loans	1	—	1	1	—	1
Borrowings and debt	(341)	(15)	(356)	(91)	72	(19)
Total	222	(94)	128	335	(7)	328

	Three months ended June 30, 2023			Six months ended June 30, 2023
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	(304)	272	(32)	(303)	305	2
Securities at amortized cost	(15)	46	31	(15)	84	69
Deposits	2	—	2	2	—	2
Borrowings and debt	61	(127)	(66)	61	—	61
Interest rate and foreign exchange risk
Loans	27	467	494	—	467	467
Borrowings and debt	1,544	(3,862)	(2,318)	1,544	(1,252)	292
Total	1,315	(3,204)	(1,889)	1,289	(396)	893

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2024
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (3)
	Notional amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	11,504	29	—	23	9	(13)	—
Borrowings and debt	1,259,586	60,677	(83,923)	(94,471)	(94,461)	9	13
Total	1,271,090	60,706	(83,923)	(94,448)	(94,452)	(4)	13

	December 31, 2023
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (3)
	Notional amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Borrowings and debt	1,303,388	107,821	(25,533)	65,005	65,286	281	(682)
Foreign exchange risk
Deposits	—	—	—	—	—	—	57
Borrowings and debt	—	—	—	—	—	—	142
Total	1,303,388	107,821	(25,533)	65,005	65,286	281	(483)

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Hedge ineffectiveness attributable to matured hedges included in the consolidated statement of profit or loss in the line Loss on financial instruments, net.
(4) Hedging reserve attributable to expired hedges reclassified to the consolidated statement of profit or loss in the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Loans	11,494	—		(23)	—
Borrowings and debt	—	(1,254,767)	Borrowings and debt, net	94,471	(149)
Total	11,494	(1,254,767)		94,448	(149)

	December 31, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Borrowings and debt	—	(1,398,323)	Borrowings and debt, net	(65,005)	(7,458)
Total	—	(1,398,323)		(65,005)	(7,458)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedge (continued)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	June 30, 2024
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	—	—	630,086	630,086
Over 1 to 2 years	—	—	110,881	110,881
Over 2 to 5 years	—	—	427,468	427,468
More than 5 years	—	—	102,655	102,655
Total	—	—	1,271,090	1,271,090

	December 31, 2023
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	—	—	643,464	643,464
Over 1 to 2 years	—	—	206,496	206,496
Over 2 to 5 years	—	—	409,742	409,742
More than 5 years	—	—	43,686	43,686
Total	—	—	1,303,388	1,303,388

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	Three months ended June 30, 2024			Six months ended June 30, 2024
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk						—
Loans	(13)	—	(13)	(13)	—	(13)
Borrowings and debt	(68)	12	(56)	9	13	22
Total	(81)	12	(69)	(4)	13	9

	Three months ended June 30, 2023			Six months ended June 30, 2023
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Borrowings and debt	—	—	—	317	—	317
Total	—	—	—	317	—	317

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.Other assets

Following is a summary of other assets:

	June 30, 2024	December 31, 2023
Accounts receivable financial instruments	3,318	4,844
Prepaid expenses	2,587	2,174
Prepaid fees and commissions	627	451
Interest receivable - deposits	1,879	1,603
IT projects under development	2,947	1,802
Improvement project under development	1,139	396
Severance fund	2,360	2,169
Other	2,060	2,156
Total	16,917	15,595

12. Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, is as follows:

	Remaining Term		Original Term
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Demand	644,179	510,195	644,179	510,195
Up to 1 month	2,439,239	2,026,454	1,392,356	1,336,379
From 1 month to 3 months	1,149,317	704,765	944,041	758,728
From 3 month to 6 months	524,698	517,359	797,914	675,106
From 6 month to 1 year	443,600	570,033	1,258,520	892,221
From 1 year to 2 years	53,251	77,843	198,671	216,430
From 2 years to 5 years	4,941	1,500	23,544	19,090
Total	5,259,225	4,408,149	5,259,225	4,408,149

The following table presents additional information regarding the Bank’s deposits:

	June 30, 2024	December 31, 2023
Aggregate amount of $100,000 or more	5,258,854	4,407,608
Aggregate amount of deposits in the New York Agency	1,609,820	1,250,524

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest expense on deposits made in the New York Agency	23,664	11,194	43,361	19,648

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.Securities sold under repurchase agreements

The following table details the financing under repurchase agreement:

	June 30, 2024	December 31, 2023
Financing transactions under repurchase agreements	302,765	310,197

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest expense on financing contracts under repurchase agreement	3,592	2,698	6,156	4,565

14. Borrowings and debt

Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of June 30, 2024, the Bank was in compliance with all those covenants.

     Carrying amount of borrowings and debt is detailed as follows:

	June 30, 2024
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	734,876	102,211	642,775	2,070,548	3,550,409
Transaction costs	(108)	—	(3,717)	(6,098)	(9,923)
	734,768	102,211	639,058	2,064,450	3,540,487

	December 31, 2023
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,638,306	86,601	537,775	2,097,820	4,360,502
Transaction costs	(262)	(40)	(1,904)	(6,308)	(8,514)
	1,638,044	86,561	535,871	2,091,512	4,351,988

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	June 30, 2024	December 31, 2023
Short-term borrowings:
At fixed interest rates	378,766	732,336
At floating interest rates	356,110	905,970
Principal	734,876	1,638,306
Less: Transaction costs	(108)	(262)
Total short-term borrowings, net	734,768	1,638,044

Short-term debt:
At fixed interest rates	102,211	1,536
At floating interest rates	—	85,065
Principal	102,211	86,601
Less: Transaction costs	—	(40)
Total short-term debt, net	102,211	86,561

Total short-term borrowings and debt	836,979	1,724,605

Range of fixed interest rates on borrowings and debt in U.S. dollars	5.44% to 6.39%	5.44% to 6.50%
Range of floating interest rates on borrowings in U.S. dollars	6.05% to 6.05%	6.08% to 6.33%
Range of floating interest rates on borrowings and debt in Mexican pesos	11.54% to 12.35%	11.77% to 12.65%
Range of floating interest rates on borrowings in Euro	4.42%	—%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	June 30, 2024	December 31, 2023
US dollar	524,977	1,084,872
Japanese yen	—	576,527
Euros	29,455	—
Mexican peso	282,655	63,508
Carrying amount - principal	837,087	1,724,907

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	June 30, 2024	December 31, 2023
Long-term borrowings:
At floating interest rates with due dates from March 2026 to June 2027	642,775	537,775
Principal	642,775	537,775
Less: Transaction costs	(3,717)	(1,904)
Total long-term borrowings, net	639,058	535,871

Long-term debt:
At fixed interest rates with due dates from July 2024 to November 2034	1,382,072	1,456,290
At floating interest rates with due dates from November 2024 to August 2028	688,477	641,530
Principal	2,070,548	2,097,820
Less: Transaction costs	(6,098)	(6,308)
Total long-term debt, net	2,064,450	2,091,512

Total long-term borrowings and debt, net	2,703,508	2,627,383

Range of fixed interest rates on borrowings and debt in U.S. dollars	2.38% to 6.15%	1.35% to 6.15%
Range of floating interest rates on borrowings and debt in U.S. dollars	6.21% to 7.31%	6.32% to 7.31%
Range of fixed interest rates on borrowings and debt in Mexican pesos	6.50% to 10.78%	6.50% to 10.78%
Range of floating interest rates on borrowings and debt in Mexican pesos	11.43% to 11.70%	10.55% to 11.95%
Range of fixed interest rates on debt in Japanese yens	0.40% to 1.35%	0.40% to 1.35%
Range of fixed interest rates on debt in Euros	0.90%	0.90% to 3.75%
Range of fixed interest rates on debt in Australian dollars	6.81%	1.41% to 6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Swiss francs	0.35%	0.35%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	June 30, 2024	December 31, 2023
US dollar	1,232,933	1,149,021
Mexican peso	1,310,825	1,241,023
Euro	32,133	88,018
Japanese yen	111,854	113,642
Australian dollar	9,769	27,286
Swiss franc	11,132	11,889
Sterling pound	4,677	4,716
Carrying amount - principal	2,713,323	2,635,595

Future payments of long-term borrowings and debt outstanding as of June 30, 2024, are as follows:

Outstanding
2024	403,954
2025	686,560
2026	545,302
2027	819,889
2028	105,545
2029	142,304
2034	9,769
Carrying amount - principal	2,713,323

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated interim statement of cash flows:

	2024	2023
Balance as of January 1,	4,351,988	4,416,511
Net decrease in short-term borrowings and debt	(871,960)	(424,273)
Proceeds from long-term borrowings and debt	209,189	71,645
Payments of long-term borrowings and debt	(6,061)	(158,416)
Change in foreign currency rates	(136,438)	137,914
Fair value adjustment due to hedge accounting relationship	(6,581)	2,208
Other adjustments	350	2,482
Balance as of June 30,	3,540,487	4,048,071
The reconciliation of the movements of the equity accounts that are part of the financing activities are presented in the condensed consolidated interim statement of changes in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15. Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	June 30, 2024	December 31, 2023
Due within 1 year	1,715	1,717
After 1 year but within 5 years	6,705	6,540
After 5 years but within 10 years	11,355	12,368
Total undiscounted lease liabilities	19,775	20,625

Short-term	1,165	1,143
Long-term	14,983	15,564
Lease liabilities included in the condensed consolidated interim statement of financial position	16,148	16,707
Amounts recognized in the condensed consolidated interim statement of cash flows:

	June 30,
	2024	2023
Payments of lease liabilities	569	518
Amounts recognized in condensed consolidated interim statement of profit or loss:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest on lease liabilities	(145)	(144)	(294)	(288)

16. Other liabilities

Following is a summary of other liabilities:

	June 30, 2024	December 31, 2023
Accruals and other accumulated expenses	22,060	24,120
Funds received for debt repayment	—	14,735
Accounts payable	4,135	5,143
Unearned commissions	7,825	9,652
Other	84	84
Total	34,104	53,734

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17. Earnings per share

The following table presents a reconciliation of profit and share data used in the basic earnings per share (“EPS”) computations for the dates indicated:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(Thousands of U.S. dollars)
Profit for the period	50,122	37,066	101,390	74,020

(U.S. dollars)
Basic earnings per share	1.36	1.02	2.76	2.03

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	36,775	36,492	36,692	36,426

18.Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Structured loans	3,687	788	5,021	1,184
Letters of credit "stand-by" and guarantees	6,541	5,192	12,531	9,260
Commitments loans and letters of credit	2,367	725	3,980	1,244
Fees and commission income	138	—	870	—
Total fee and commission income	12,733	6,705	22,402	11,688
Fess and commission expense	(200)	(198)	(397)	(369)
Total	12,733	6,705	22,005	11,319
The following table provides information on the ordinary income that is expected to be recognized on the existing contracts:

June 30, 2024
Up to 1 year	4,015
From 1 to 2 years	2,141
More than 2 years	629
Total	6,785

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended June 30, 2024			Six months ended June 30, 2024
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	157,101	38,272	195,373	315,019	73,926	388,945
Interest expense	(116)	(132,498)	(132,614)	(235)	(263,066)	(263,301)
Inter-segment net interest income	(101,048)	101,048	—	(202,481)	202,481	—
Net interest income	55,937	6,822	62,759	112,303	13,341	125,644
Other income (expense), net	12,742	(461)	12,281	22,452	(468)	21,984
Total revenues	68,679	6,361	75,040	134,755	12,873	147,628

Provision for credit losses	(6,604)	(80)	(6,684)	(10,314)	601	(9,713)
Operating expenses	(14,581)	(3,653)	(18,234)	(29,240)	(7,285)	(36,525)
Segment profit	47,494	2,628	50,122	95,201	6,189	101,390

Segment assets				7,744,509	3,147,067	10,891,576
Segment liabilities				309,403	9,299,512	9,608,915

	Three months ended June 30, 2023			Six months ended June 30, 2023
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	133,923	25,579	159,502	256,518	46,363	302,881
Interest expense	(115)	(104,929)	(105,044)	(230)	(195,573)	(195,803)
Inter-segment net interest income	(85,349)	85,349	—	(163,000)	163,000	—
Net interest income	48,459	5,999	54,458	93,288	13,790	107,078
Other income (expense), net	6,729	(3,807)	2,922	11,721	(2,244)	9,477
Total income	55,188	2,192	57,380	105,009	11,546	116,555

Provision for credit losses	(6,349)	1,658	(4,691)	(10,253)	(769)	(11,022)
Operating expenses	(12,289)	(3,334)	(15,623)	(24,132)	(7,381)	(31,513)
Segment profit	36,550	516	37,066	70,624	3,396	74,020

Segment assets				7,148,031	2,972,345	10,120,376
Segment liabilities				329,360	8,647,162	8,976,522

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information (continued)

The following table shows the reconciliation of information by business segments:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Profit for the period	50,122	37,066	101,390	74,020

Assets:
Assets from reportable segments			10,891,576	10,120,376
Other assets - unallocated			15,038	13,316
Total			10,906,614	10,133,692

Liabilities:
Liabilities from reportable segments			9,608,915	8,976,522
Other liabilities - unallocated			34,104	29,648
Total			9,643,019	9,006,170

20.Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	June 30, 2024	December 31, 2023
Assets:
Demand deposits	2,660	2,263
Loans, net	48,420	61,440
Securities at amortized cost	14,283	14,373
Total	65,363	78,076

Liabilities:
Time deposits	261,421	319,344

Contingencies:
Stand-by letters of credit	150	150

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Related party transactions (continued)

The detail of income and expenses with related parties is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest income:
Loans	846	1,163	1,983	2,011
Securities at amortized cost	122	56	243	111
Total	968	1,219	2,226	2,122
Interest expense:
Deposits	(4,104)	(2,318)	(8,405)	(4,727)

Net interest income (expenses)	(3,136)	(1,099)	(6,179)	(2,605)

Other income (expense):
Fees and commissions, net	—	250	1	257

Net income from related parties	(3,136)	(849)	(6,178)	(2,348)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Expenses:
Compensation costs to directors	351	756	861	886
Compensation costs to executives	1,674	1,179	7,606	5,325
Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units, as detailed in the Stock Incentive Plan.

21.Litigation
Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or consolidated financial performance.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22. Applicable laws and regulations

Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes, as of June 30, 2024, and December 31, 2023, the minimum LCR to be reported to the SBP was 100%. The Bank´s LCR as of June 30, 2024, and December 31, 2023 was 152.8% and 205.8%, respectively.

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date.

The liquidity index reported by the Bank to the regulator as of June 30, 2024 and December 31, 2023 was 62.0% and 93.4%, respectively.

Capital adequacy

The Banking Law in the Republic of Panama and Rules No. 01-2015 and 03-2016. The information corresponding to the total capital adequacy index is as follows:

	June 30, 2024	December 31, 2023
Capital funds	1,273,823	1,206,753
Risk-weighted assets	9,100,832	8,898,408
Capital adequacy index	14.00%	13.56%

Leverage ratio

The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	June 30, 2024	December 31, 2023
Ordinary capital	1,137,805	1,070,734
Non-risk-weighted assets	11,270,508	10,994,085
Leverage ratio	10.10%	9.74%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

Specific provisions

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	June 30, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	4,619,690	56,104	—	—	10,107	4,685,901
Financial institutions:
Private	2,205,356	—	—	—	—	2,205,356
State-owned	438,598	—	—	—	—	438,598
	2,643,954	—	—	—	—	2,643,954
Sovereign	70,096	—	—	—	—	70,096
Total	7,333,740	56,104	—	—	10,107	7,399,951

Loans at FVOCI
Corporations	9,930	—	—	—	—	9,930
Financial institutions:
Private	9,859	—	—	—	—	9,859
Total	19,789	—	—	—	—	19,789

Total loans	7,353,529	56,104	—	—	10,107	7,419,740

Specific provision	—	11,221	—	—	5,578	16,799

Allowance for loan
losses under IFRS (1):	45,422	10,903	—	—	6,969	63,294

	December 31, 2023
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	4,354,378	32,342	—	—	10,107	4,396,827
Financial institutions:
Private	2,248,150	—	—	—	—	2,248,150
State-owned	464,918	—	—	—	—	464,918
	2,713,068	—	—	—	—	2,713,068
Sovereign	85,672	—	—	—	—	85,672
Total loans	7,153,117	32,342	—	—	10,107	7,195,567

Specific provision	—	6,470	—	—	5,652	12,122

Allowance for loan
losses under IFRS (1):	45,958	6,554	—	—	6,898	59,410
(1) As of June 30, 2024, and December 31, 2023, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

As of June 30, 2024, and December 31, 2023, there are no restructured loans.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	June 30, 2024
Loans at amortized cost	Current	Past due	Delinquent	Total
Corporations	4,675,794	—	10,107	4,685,901
Financial institutions:
Private	2,205,356	—	—	2,205,356
State-owned	438,598	—	—	438,598
	2,643,954	—	—	2,643,954
Sovereign	70,096	—	—	70,096
Total	7,389,844	—	10,107	7,399,951

Loans at FVOCI
Corporations	9,930	—	—	9,930
Financial institutions:
Private	9,859	—	—	9,859
Total	19,789	—	—	19,789

Total loans	7,409,633	—	10,107	7,419,740

	December 31, 2023
Loans at amortized cost	Current	Past due	Delinquent	Total
Corporations	4,386,720	—	10,107	4,396,827
Financial institutions:
Private	2,248,150	—	—	2,248,150
State-owned	464,918	—	—	464,918
	2,713,068	—	—	2,713,068
Sovereign	85,672	—	—	85,672
Total loans	7,185,460	—	10,107	7,195,567

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	June 30, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	—	10,107	10,107
Total	—	—	—	—	10,107	10,107

	December 31, 2023
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	—	10.107	10,107
Total	—	—	—	—	10.107	10.107

	June 30, 2024	December 31, 2023
Non-accruing loans:
Private corporations	10,107	10,107

Interest that would be reversed if the loans had been classified as non-accruing loans	400	328
As of June 30, 2024, and December 31, 2023, there was no interest income collected on loans in non-accrual status.

Credit risk coverage - dynamic provision

As of June 30, 2024, and December 31, 2023, the total amount of the dynamic provision calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136 million for both periods, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This allocation is restricted for dividend distribution purposes.

Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP

23.Subsequent events

The Bank announced a quarterly cash dividend of $0.50 US dollar cents per share corresponding to the second quarter of 2024. The cash dividend was approved by the Board of Directors on July 16, 2024 and it was payable on August 20, 2024 to the Bank’s stockholders as of August 5, 2024 record date.